# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inspirato Inc, CIK 0001820566
CUSIP: 45791E206
Title of class of securities: Class A Common Stock, par value $ 0. 0001 per share
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 09/29/2023
Filed by CIK 0001907575
Persons authorized to receive notices and communications: Brent Handler, 240 St Paul St Suite 400, Denver, Colorado (CO), 80206, (720) 689-3385

## Reporting persons
- Brent Handler (CIK 0001907575): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 148,895; shared voting power 856,805; sole dispositive power 148,895; shared dispositive power 856,805; aggregate amount beneficially owned 1,005,700 (9.3% of the class)
  Comment: (1) The amount reported in rows 7 and 9 consists of 148,895 shares of Class A common stock held of record by Brent Handler (the "Reporting Person"). All share amounts reported herein reflect a 1-for-20 reverse split of the Issuer's Class A common stock effected on October 16, 2023.
  
  (2) The amount reported in rows 8 and 10 consists of (i) 837,946 shares of Class A common stock held of record by Brent L. Handler Revocable Trust for which the Reporting Person serves as a trustee and (ii) 18,859 shares of Class A common stock held of record by the Brent L. Handler Descendant's Trust for which the reporting person serves as a trustee.
  
  (3) The reported percentage is based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 11 by (b) 10,815,266 shares of Class A common stock outstanding as of October 24, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on October 30, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $ 0. 0001 per share
Name of issuer: Inspirato Inc
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Comment:
This Amendment No. 2 (the "Amendment"), which amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 22, 2022, as amended (the "Original Schedule 13D") filed on behalf of Brent Handler (the "Reporting Person"), relates to the Class A common stock, par value $0.0001 per share ("Common Stock"), of Inspirato Incorporated, a Delaware corporation (the "Issuer").

The Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

Effective September 26, 2023, the Reporting Person resigned as Chief Executive Officer of the Issuer. Subsequently, effective September 3, 2024, the Reporting Person resigned as a member of the Board of Directors of the Issuer.

As previously disclosed, the Reporting Person entered into a Voting Agreement dated August 7, 2023 with Oakstone Ventures, Inc. and the Issuer, expiring on the earlier to occur of (a) the consummation of the Purchase contemplated by the Investment Agreement (as previously defined and described in Item 4 of this statement) and (b) such time as the Investment Agreement is terminated in accordance with its terms. On September 29, 2023, the Issuer effected the closing of the Purchase, resulting in the expiration of the Voting Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the cover page of this filing, which are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover page of this filing, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Information concerning transactions in the shares of Common Stock effected within the last 60 days by the Reporting Person is set forth in Annex I of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, other than as described in this Schedule 13D/A, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Annex I

## Signatures
- Brent Handler: /s/ Brent Handler, Brent Handler (02/03/2025)